# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OLEMA PHARMACEUTICALS, INC., CIK 0001750284
CUSIP: 68062P106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002015553

## Reporting persons
- Bain Capital Life Sciences Opportunities IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,473,238; sole dispositive power 0; shared dispositive power 7,473,238; aggregate amount beneficially owned 7,473,238 (8.15% of the class)

## Item 1. Issuer
Name of issuer: OLEMA PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, California 94103

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Bain Capital Life Sciences Opportunities IV, L.P., a Delaware limited partnership (the "Reporting Person").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences IV General Partner, LLC, a Delaware limited liability company ("BCLS Fund IV GP"), which is the general partner of Bain Capital Life Sciences Fund IV, L.P., a Delaware limited partnership ("BCLS Fund IV"), which is the sole member of Bain Capital Life Sciences Opportunities IV GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund IV GP and BCLS Fund IV, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: See Item 2(a) hereof.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, the Reporting Person held 2,960,036 shares of Common Stock and a pre-funded warrant to purchase up to 4,513,202 shares of Common Stock, together representing approximately 8.2% of the outstanding shares Common Stock.

The Reporting Person is prohibited from exercising the pre-funded warrant if, as a result of such exercise, the Reporting Person would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on (i) 87,156,961 shares of Common Stock outstanding as of March 11, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2026 and (ii) 4,513,202 shares of Common Stock issuable upon exercise of the pre-funded warrant held by the Reporting Person.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,473,238
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,473,238

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bain Capital Life Sciences Opportunities IV, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (05/15/2026)